From:	info@news.morphosys.com
To:	Isabelle Degbegni
Subject:	[EXTERNAL]MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution
Date:	Freitag, 13. Januar 2023 16:01:41

MorphoSys AG
MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution
13.01.2023 / 16:00 CET/CEST
Dissemination of a Voting Rights Announcement transmitted by EQS News - a service of EQS Group AG.
The issuer is solely responsible for the content of this announcement.

Notification of Major Holdings

1. Details of issuer

Name:	MorphoSys AG
Street:	Semmelweisstr. 7
Postal code:	82152
City:	Planegg Germany
Legal Entity Identifier (LEI):	529900493806K77LRE72

2. Reason for notification

	Acquisition/disposal of shares with voting rights
X	Acquisition/disposal of instruments
	Change of breakdown of voting rights
	Other reason:

3. Details of person subject to the notification obligation

Legal entity: The Goldman Sachs Group, Inc.
City of registered office, country: Wilmington, DE, United States of America (USA)

4. Names of shareholder(s)
holding directly 3% or more voting rights, if different from 3.

5. Date on which threshold was crossed or reached:

09 Jan 2023

6. Total positions

	% of voting rights attached to shares (total of 7.a.)	% of voting rights through instruments (total of 7.b.1 + 7.b.2)	Total of both in % (7.a. + 7.b.)	Total number of voting rights pursuant to Sec. 41 WpHG
New	0.89 %	15.01 %	15.90 %	34231943
Previous notification	1.99 %	13.84 %	15.84 %	/

7. Details on total positions
a. Voting rights attached to shares (Sec. 33, 34 WpHG)

ISIN	Absolute		In %	
	Direct (Sec. 33 WpHG)	Indirect (Sec. 34 WpHG)	Direct (Sec. 33 WpHG)	Indirect (Sec. 34 WpHG)
DE0006632003	0	299554	0.00 %	0.88 %
US6177602025	0	3727	0.00 %	0.01 %
Total	303281		0.89 %	

b.1. Instruments according to Sec. 38 (1) no. 1 WpHG

Type of instrument	Expiration or maturity date	Exercise or conversion period	Voting rights absolute	Voting rights in %
Right To Recall	Open		1312364	3.83 %
Right Of Use	Open		1531988	4.48 %

Convertible Bond	16.10.2025		6855	0.02 %
Call Option	16.06.2023		98000	0.29 %
		Total	2949208	8.82 %

b.2. Instruments according to Sec. 38 (1) no. 2 WpHG

Type of instrument	Expiration or maturity date	Exercise or conversion period	Cash or physical settlement	Voting rights absolute	Voting rights in %
Swap	06.01.2033		Cash	1048423	3.06 %
Call Warrant	31.12.2030		Cash	240627	0.70 %
Put Option	19.12.2025		Physical	900000	2.63 %
			Total	2189051	6.39 %

8. Information in relation to the person subject to the notification obligation

	Person subject to the notification obligation is not controlled nor does it control any other undertaking(s) that directly or indirectly hold(s) an interest in the (underlying) issuer (1.).
X	Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity:

Name	% of voting rights (if at least 3% or more)	% of voting rights through instruments (if at least 5% or more)	Total of both (if at least 5% or more)
The Goldman Sachs Group, Inc.	%	%	%
GSAM Holdings LLC	%	%	%
Goldman Sachs Asset Management, L.P.	%	%	%
-	%	%	%
The Goldman Sachs Group, Inc.	%	%	%
GSAM Holdings LLC	%	%	%
NNIP Holdings LLC	%	%	%
NNIP UK Holdings I Ltd	%	%	%
NNIP UK Holdings II Ltd	%	%	%
NNIP Holdings I B.V. / NNIP Holdings II B.V.	%	%	%
NN Investment Partners Holdings B.V.	%	%	%
-	%	%	%
The Goldman Sachs Group, Inc.	%	%	%
Goldman Sachs Bank USA	%	%	%
Goldman Sachs Bank Europe SE	%	%	%
-	%	%	%
The Goldman Sachs Group, Inc.	%	%	%
Goldman Sachs (UK) L.L.C.	%	%	%
Goldman Sachs Group UK Limited	%	%	%
Goldman Sachs International Bank	%	%	%
-	%	%	%
The Goldman Sachs	%	%	%

Group, Inc.			
Folio Financial, Inc.	%	%	%
Folio Investments, Inc.	%	%	%
-	%	%	%
The Goldman Sachs Group, Inc.	%	%	%
Goldman Sachs & Co. LLC	%	5.44 %	6.11 %
-	%	%	%
The Goldman Sachs Group, Inc.	%	%	%
Goldman Sachs (UK) L.L.C.	%	%	%
Goldman Sachs Group UK Limited	%	%	%
Goldman Sachs International	%	8.68 %	8.78 %

9. In case of proxy voting according to Sec. 34 para. 3 WpHG
(only in case of attribution of voting rights in accordance with Sec. 34 para. 1 sent. 1 No. 6 WpHG)

Date of general meeting:
Holding total positions after general meeting (6.) after annual general meeting:

Proportion of voting rights	Proportion of instruments	Total of both
%	%	%

10. Other explanatory remarks:

Date

11 Jan 2023

13.01.2023 CET/CEST The EQS Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases.
Archive at www.eqs-news.com

Language:	English
Company:	MorphoSys AG Semmelweisstr. 7 82152 Planegg Germany
Internet:	www.morphosys.com

End of News EQS News Service

1533767 13.01.2023 CET/CEST

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